EXHIBIT 99.1
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
SEGMENT INFORMATION

	Three Months Ended
	June 30,	September 30,	December 31,
(In millions)	2007	2007	2007
Sales
North American Tire	$2,276	$2,285	$2,284
Europe, Middle East and Africa Tire	1,759	1,864	1,906
Latin American Tire	458	491	513
Asia Pacific Tire	428	424	457

Net Sales	$4,921	$5,064	$5,160

Segment Operating Income
North American Tire	$53	$66	$40
Europe, Middle East and Africa Tire	126	176	141
Latin American Tire	90	99	92
Asia Pacific Tire	41	41	39

Total Segment Operating Income	310	382	312

Rationalizations	(7)	(2)	(25)
Accelerated depreciation	(8)	(6)	(6)
Interest expense	(120)	(106)	(99)
Corporate incentive compensation plans	(26)	(22)	(13)
Intercompany profit elimination	4	—	2
Retained net expenses of discontinued operations	(7)	(1)	—
Other Income, net less equity in earnings of affiliates	(41)	32	(18)
Other	(9)	(9)	(28)

Income from Continuing Operations before Income Taxes and Minority Interest	$96	$268	$125

Rationalizations
North American Tire	$4	$(3)	$4
Europe, Middle East and Africa Tire	2	4	22
Latin American Tire	—	1	(1)
Asia Pacific Tire	—	—	1

Total Segment Rationalizations	6	2	26
Corporate	1	—	(1)

Total Rationalizations	$7	$2	$25

Net (Gains) Losses on Asset Sales
North American Tire	$(8)	$(9)	$34
Europe, Middle East and Africa Tire	(1)	(1)	(17)
Latin American Tire	(1)	1	—
Asia Pacific Tire	—	—	(1)

Total Segment (Gains) Losses on Asset Sales	(10)	(9)	16
Corporate	—	(1)	(2)

Net (Gains) Losses on Asset Sales	$(10)	$(10)	$14